TITAN INTERNATIONAL, INC.

January 4, 2008

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:            Titan International, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-12936

Dear Mr. Decker,

We have received your faxed letter dated December 19, 2007, regarding the review of the above mentioned filing of Titan International, Inc. (the Company).  Please see the attached Exhibit A for the Company’s responses to your letter.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Kent Hackamack at 217-221-4330 or Cheri Holley at 217-221-4484 if you have any questions concerning our response.

Sincerely,

/s/ Kent W. Hackamack	/s/ Cheri T. Holley
Kent W. Hackamack	Cheri T. Holley
Vice President of Finance and Treasurer	Vice President, Secretary
and General Counsel

EXHIBIT A – COMMENTS & RESPONSES

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response to comment 1:

Titan International, Inc. (Titan or the Company) has provided intended disclosure for comments below which request additional disclosure or other revisions to be made.  These revisions, when applicable, will be included in the future filings of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

2.
We note your discussion of segment results beginning on page 22. Please revise to provide a more comprehensive analysis of segment operating results for each segment, including a discussion of gross profit, and selling, general and administrative expenses. Please also consider including a table in your segment MD&A showing the operating results of each segment, including corporate, that reconciles to your consolidated results.

Response to comment 2:

The Company provides segment analysis for net sales and income from operations without corporate expenses, the measures used by Titan’s chief operating decision maker in assessing segment performance.  Selling, general and administrative (SG&A) expenses are principally held at the corporate level.  The Company quantifies changes from one period to the next related to SG&A when discussing corporate activities.

Segment income from operations is comprised primarily of gross profit and minor SG&A expenses.  Per your request of including more comprehensive analysis, the Company in future filings will calculate and provide a more enhanced quantitative analysis of the movements in income from operations, which will primarily be movements related to gross profit amounts.  The Company will provide a table summarizing the segments and reconciling to consolidated results in future filings.

Corporate Expenses, page 23

3.
It appears from your discussion on page F-29 that total corporate expenses amounted to $39.2 million in 2005, not $24.0 million as disclosed on page 23. Please revise your comparison of 2006 to 2005 by also discussing the Dyneer legal charge of $15.2 million that was recorded in 2005.

Response to comment 3:

The updated corporate expense comparison would be as follows (additions are underlined):

Income from operations on a segment basis does not include corporate expenses or depreciation and amortization expense related to property, plant and equipment carried at the corporate level totaling $28.8 million for the year ended December 31, 2006, as compared to $39.2 million in 2005.  Included in the December 31, 2005, corporate expenses of $39.2 million was $15.2 million for the Dyneer legal charge as previously discussed.  The December 31, 2005, corporate expenses without the Dyneer legal charge would have been $24.0 million.  The increase in corporate expenses without the Dyneer legal charge related primarily to higher sales and marketing expenses related to the acquisition of Freeport and Bryan of approximately $3 million for 2006 as compared to 2005.

Liquidity and Capital Resources, page 27

4.
Please revise to provide a more robust analysis of the reasons for changes in your operating, investing and financing cash flows. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

Response to comment 4:

The Company will provide additional analysis of cash flows when applicable in the future.  The updated cash flows analysis for the December 31, 2006, Form 10-K would be as follows (additions are underlined):

Operating cash flows
For the year ended December 31, 2006, cash of $5.5 million was used for operating activities.  This usage was primarily the result of increases in accounts receivable and inventories of $26.8 million and $19.5 million, respectively, offset by an increase in other current liabilities of $13.4 million and noncash charges included in net income of $26.9 million for depreciation and amortization.  Net income of $5.1 million was offset by other operating activities.

In comparison, for the year ended December 31, 2005, positive cash flows from operating activities of $22.9 million resulted primarily from net income of $11.0 million, noncash charges included in net income of $20.7 million for depreciation and amortization and a $7.2 million noncash convertible debt conversion charge offset by a noncash deferred income tax benefit of $14.5 million.

Operating cash flows decreased $28.4 million from the year ended December 31, 2005, to December 31, 2006.  This decrease was largely the result of cash flows from accounts receivable decreasing $32.4 million and cash flows from inventories decreasing $21.7 million.  These decreased cash flows resulted from large increases in accounts receivable and inventory as the result of higher sales levels.  These decreases were offset by an increase in noncash deferred income tax charges of $17.1 million.

For the year ended December 31, 2004, positive cash flows from operating activities of $18.1 million resulted primarily from income of $11.1 million and noncash depreciation and amortization charges included in net income of $24.9 million offset by accounts receivable and inventories increases of $10.8 million and $8.8 million.

Investing cash flows
Net cash used for investing activities was $52.7 million in 2006, as compared to $76.7 million used in 2005 and $62.4 million positive cash flows in 2004.  Titan invested $44.6 million for the Continental OTR tire acquisition in 2006, while the Company invested $100.0 million for the Goodyear North American farm tire acquisition in 2005.  In 2004, the Titan Europe Plc sale provided $40.8 million in cash.

The Company invested a total of $8.3 million in capital expenditures in 2006, compared to $6.8 million in 2005 and $4.3 million in 2004.  The Company estimates that capital expenditures for 2007 could range between $16 million and $18 million.  A decrease in restricted cash provided $24.5 million and asset sales provided $5.5 million in 2005.

Investing cash flows decreased $24.0 million from the year ended December 31, 2005, to December 31, 2006.  This decrease was primarily the result of less cash used for the Continental off-the-road (OTR) asset acquisition in 2006 as compared to the cash used for the Goodyear North American farm tire acquisition in 2005.  Investing cash flows decreased $139.1 million from December 31, 2004, to December 31, 2005.  This decrease is primarily the result of the cash usage for the Goodyear North American farm tire acquisition in 2005 as compared to the cash provided by the Titan Europe Plc sale in 2004.

Financing cash flows
Net cash provided by financing activities in 2006 was $91.1 million.  This cash was primarily provided by $88.9 million of net debt proceeds.  In addition, the exercise of stock options provided $5.4 million in cash and the payment of financing fees used $3.7 million of cash.  In 2005, cash of $53.3 million was provided by financing activities, the result of net debt proceeds of $53.4 million.  In 2004, $85.8 million in cash was used for financing activities, primarily the result of net debt payments of $65.8 million.

Financing cash flows increased $37.8 million from the year ended December 31, 2005, to December 31, 2006.  Also, financing cash flows increased $139.1 million from the year ended December 31, 2004, to December 31, 2005.  The large changes from year to year are primarily the result of changes in total debt borrowings.  The net debt amounts changed primarily as the result of cash provided by or used for acquisitions and divestitures.

Contractual Obligations, page 29

5.
We note from your disclosures on page F-20 that you are obligated to pay royalty fees under a license agreement with The Goodyear Tire & Rubber Company. It appears that these fees may not be included in your contractual obligations table on page 29. If not already disclosed, please revise to include these payments in your contractual obligations table. Please also revise your contractual obligations to disclose the assumptions used to calculate payments required by this agreement.

Response to comment 5:

The December 2005 Goodyear North American farm tire asset acquisition included a license agreement with The Goodyear Tire & Rubber Company to manufacture and sell certain off-highway tires in North America.  The Company did not include the royalty payments in the contractual obligations table since, under this agreement, royalty payments would cease immediately if Titan discontinued using the Goodyear trademark.  Therefore, no royalty moneys would be due to Goodyear in the future.  Titan will footnote the contractual obligations table with the following information regarding the Goodyear royalty expense.  The updated contractual obligations table for December 31, 2006, would have reflected the following footnote:

(d)
The Company pays a royalty expense that relates to a license agreement with The Goodyear Tire & Rubber Company to manufacture and sell certain off-highway tires in North America.  Under this agreement, royalty payments would cease immediately if Titan discontinued using the Goodyear trademark.  Titan currently plans to continue using the Goodyear trademark until circumstances require a change.  Titan’s royalty payment to Goodyear for the next six years, the current term of the agreement, using the annual 2006 royalty payment of approximately $5 million as an estimate would total approximately $30 million.  The actual royalty amount paid to Goodyear in the future will vary based on the sales of certain off-highway tires in North America and the continuation of the license agreement.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

6.
We note the line item titled “other, net” which constituted approximately 80% of your net cash used for operating activities for the year ended December 31, 2006. It appears that you may be netting cash flows related to other assets and other liabilities in your operating activities, which is not appropriate. Please revise to present cash flows related to deferred charges and other assets separate from those related to deferred credits and other liabilities. Please also revise to include separate line items for items that are individually significant to net cash used in operating activities. See SFAS 95.

Response to comment 6:

The Company notes that the “Other, net” cash usage of (4,423) is approximately 80% of the net cash used of (5,540).  However, if you add the individual usage lines in cash flows from operating activities, the total usage is (55,023).  The “Other, net” amount of (4,423) is approximately 8% of (55,023.)

The Company will revise cash flows to present other assets and other liabilities separately.  The revised operating cash flows for December 31, 2006 would be as follows (additions are underlined):

Cash flows from operating activities:	2006
Net income	$5,144
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	26,850
Deferred income tax provision (benefit)	2,597
Noncash convertible debt conversion charge	0
Goodwill impairment	0
Noncash debt termination expense	0
Undistributed earnings of unconsolidated affiliate	0
Excess tax benefit from stock options exercised	(646)
(Increase) decrease in assets:
Accounts receivable	(26,770)
Inventories	(19,509)
Prepaid and other current assets	(3,675)
Other assets	(3,525)
Increase (decrease) in liabilities:
Accounts payable	1,449
Other current liabilities	13,443
Other liabilities	(898)
Net cash used for operating activities	$(5,540)

Note 2 – Acquisitions, page F-13

7.
Please revise to disclose the conditions under which the subsequent payment of $9 million is due and the estimated timing of this payment. If not already disclosed, please also revise to include this payment in your contractual obligations table on page 29.

Response to comment 7:

The subsequent payment of $8.9 million was made upon finalization of certain matters and reported in Titan’s Form 10-Q for the third quarter of 2007.  Therefore, no conditions of and estimated timing of this payment will be applicable in future filings as this amount has been paid.

Note 8 – Investment in Titan Europe, page F-16

8.
Please confirm to us that you do not have the ability to exercise significant influence over Titan Europe Plc through means other than 20% ownership. Indicators of the ability to exercise significant influence include representation on the board of directors, participation in the policy making process, material intercompany transactions, and/or Titan Europe’s dependence on Titan International, Inc. Refer to paragraph 17 of APB 18.

Response to comment 8:

Titan International, Inc. (Titan or the Company) does not have the ability to exercise significant influence over Titan Europe Plc and the factors used in the Company’s assessment for 2006 included the following:

(i)	There were no material intercompany transactions between the Company and Titan Europe Plc.

(ii)	Less than 1% of Titan Europe Plc’s sales were to the Company.

(iii)	Approximately 1% of the Company’s sales were to Titan Europe Plc.

(iv)	Titan board members Mr. Billig and Mr. Taylor were only two of the total seven directors of Titan Europe Plc that held the director position during the majority of 2006.

(v)	Mr. Billig and Mr. Taylor are non-executive directors with no participation in the day-to-day operations and policymaking process of Titan Europe Plc.

(vi)	Titan Europe Plc is a publicly traded company on the AIM market in London, England and operates as an independent publicly traded company with no dependence on Titan International, Inc.